TAL Education Group

TAL Building No.1

Courtyard No. 9, Qixin Middle Street, Changping District

Beijing 102200

People’s Republic of China

March 12, 2025

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Nasreen Mohammed
Mr. Adam Phippen

Re:	TAL Education Group Form 20-F for the Fiscal Year Ended February 29, 2024 File No. 001-34900

Dear Ms. Mohammed and Mr. Phippen:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission dated February 12, 2025 (the “February 12 Comment Letter”) regarding the Annual Report on Form 20-F for the fiscal year ended February 29, 2024 (the “2024 Form 20-F”) of TAL Education Group (the “Company”).

We set forth below our responses to the comments contained in the February 12 Comment Letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the 2024 Form 20-F.

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Form 20-F for the Fiscal Year Ended February 29, 2024

Item 5. Operating and Financial Review and Prospects

Results of Operations

Fiscal Year Ended February 29, 2024 Compared to Fiscal Year Ended February 28, 2023, page 108

1.	Your discussion of revenues does not adequately explain the significant reasons why your revenues increased 46%. For each revenue source, please provide the primary drivers of revenue growth including a robust qualitative and quantitative discussion. Consider adding statistical data that you believe will enhance a reader's understanding. In addition, consider describing the extent to which changes are attributable to changes in prices or to changes in volume or the amount of products or services sold or the introduction of new products or services. Finally, describe any known trends or uncertainties that are reasonably likely to have a material impact. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it plans to revise the discussion of revenues as follows in its Form 20-F for the fiscal year ended February 28, 2025 (the “2025 Form 20-F”) and will provide similar analysis and discussion of net revenues for each period presented in its future annual reports on Form 20-F:

“Net Revenues

Our total net revenues increased by 46.2% to $1,490.4 million for the fiscal year ended February 29, 2024 from $1,019.8 million for the fiscal year ended February 28, 2023. The increase was mainly due to the increase of $198.2 million in learning services and others and increase of $272.5 million in learning content solutions, respectively, as further discussed below.

Learning services and others

Revenues from learning services and others increased by 23.2% to $1,051.8 million for the fiscal year ended February 29, 2024 from $853.6 million for the fiscal year ended February 28, 2023. The increase was primarily due to an uptick in enrollments of Xueersi Peiyou as a result of the expansion of our capacity.

Learning content solutions

Revenues from learning content solutions increased by 164.0% to $438.7 million for the fiscal year ended February 29, 2024 from $166.1 million for the fiscal year ended February 28, 2023. The increase was mainly attributed to the sales volume growth of our physical products bundled with digital resources, which was primarily spurred by the roll out of multiple new series of AI-driven learning devices in fiscal year 2024.”

The Company further respectfully advises the Staff that there are many factors that can affect the Company’s results of operations (including revenues) and the key factors that are reasonably likely to have a material impact on its results of operations as well as related uncertainties were discussed and summarized in the subsection titled “Specific Factors Affecting Our Results of Operations” under Item 5.A of the 2024 Form 20-F. The Company was not aware of any other known trends or uncertainties that were reasonably likely to have a material impact on its results of operations but not disclosed in the 2024 Form 20-F.

2.	Your discussion comparing the cost of revenues identifies several factors; however, you provide no quantification where a material change is attributed to two or more factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. In addition, disclose the underlying reasons for the changes. Please revise your disclosures accordingly.

The Company respectfully advises the Staff that it plans to revise the discussion of cost of revenues as follows in its 2025 Form 20-F and will provide similar analysis and discussion of cost of revenues for each period presented in its future annual reports on Form 20-F:

“Cost of Revenues. Our cost of revenues increased by 56.8% to $684.3 million for the fiscal year ended February 29, 2024 from $436.4 million for the fiscal year ended February 28, 2023. This increase was primarily due to the increases in (i) costs of products and content materials of $120.8 million primarily due to the sales volume growth of our physical products bundled with digital resources, (ⅱ) compensation to personnel providing support for our services and products of $35.2 million and (ⅲ) teaching fees, performance-linked bonuses and other compensation for our teachers of $28.7 million primarily due to the increase in our workforce, which were in turn driven by the expansion of our business. The increase trend in cost of revenues is consistent with our revenue growth.”

3.	Please revise to discuss changes in gross profit margins. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it plans to add the following discussion on gross profit margins in its 2025 Form 20-F:

“Gross Profit Margin

Our gross profit margin decreased to 54.1% for the fiscal year ended February 29, 2024 from 57.2% for the fiscal year ended February 28, 2023. The decrease was the result of an increase in our cost of revenues as a percentage of net revenues from 42.8% in fiscal year 2023 to 45.9% in fiscal year 2024. This increase was mainly due to the increase of 5.6% of costs of products and content materials as a percentage of net revenues due to the change in products mix, in particular, increased sales of our physical products bundled with digital resources, partially offset by the decrease of 2.8% of teaching fees, performance-linked bonuses and other compensation for our teachers as a percentage of net revenues.”

4.	Your discussions of general and administrative expenses and interest income do not adequately explain the reasons for the changes. Please revise your disclosures accordingly and take into consideration the guidance provided in the comment above regarding cost of revenues. In addition, clarify why general and administrative expenses remained relatively flat while net revenues increased 46%. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it plans to revise the discussions of general and administrative expenses and interest income as follows in its 2025 Form 20-F and will provide similar analysis and discussion of such line items for each period presented in its future annual reports on Form 20-F:

“General and Administrative Expenses. Our general and administrative expenses increased by 3.9% to $429.9 million for the fiscal year ended February 29, 2024 from $413.8 million for the fiscal year ended February 28, 2023. Our general and administrative expenses remained relatively flat despite substantial increase in revenue from fiscal year 2023 to fiscal year 2024 because our general and administrative expenses primarily consist of compensation paid to our management and administrative personnel and research and development expenses, which do not grow in a linear manner with revenue growth. In addition, as we scaled our business, we have made effort to optimize our operational efficiency.”

“Interest Income

We had interest income of $84.9 million for the fiscal year ended February 29, 2024, compared to $61.6 million for the fiscal year ended February 28, 2023. Our interest income in both fiscal years consisted primarily of interest earned from our cash and cash equivalents and short-term investments. The increase in our interest income from fiscal year 2023 to fiscal year 2024 was primarily due to the changes in the market environment and our cash management strategies. In particular, in fiscal year 2024, we invested in more term deposits with higher interest rates than in 2023.”

Cash Flows and Working Capital, page 111

5.	Your current disclosure of cash flows from operating activities appears to repeat information presented in the statements of cash flows. Please provide a more informative discussion and analysis of cash provided and used in working capital accounts such as deferred revenue. Please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Refer to Item 5 of Form 20-F.

The Company respectfully advises the Staff that it plans to revise the disclosure of cash flows from operating activities as follows in its 2025 Form 20-F and will provide similar analysis and discussion of cash flows from operating activities for each period presented in its future annual reports on Form 20-F:

“Operating Activities

Net cash provided by operating activities amounted to $306.2 million in the fiscal year ended February 29, 2024, as compared to net cash provided by operating activities of $7.4 million in the fiscal year ended February 28, 2023. While we had net loss of $4.1 million in fiscal year 2024, we had net cash provided by operating activities of $306.2 million primarily because (i) a significant amount of cash payments for our learning services and others were recorded as deferred revenues, and due to the growth of our learnings services and others in fiscal year 2024 as the result of our capacity expansion for Xueersi Peiyou, our deferred revenue significantly increased by $190.9 million as of the end of fiscal year 2024 as compared to the end of fiscal year 2023; and (ii) a significant portion of our expenses were non-cash in nature, primarily including share-based compensation expenses of $88.9 million, and impairment loss on long-term investments of $47.0 million recorded based on our impairment assessment of the investments in several investees after reviewing their financial performance as of February 29, 2024. Such non-cash expenses were partially offset by gain on fair value change of investments of $21.7 million.

Net cash provided by operating activities in fiscal year 2024 increased by $298.8 million compared to that in fiscal year 2023. This year-over-year increase reflected the narrowed net loss of $127.8 million, as well as an increase in the movement of deferred revenue of $136.8 million, as a result of the growth of our learning services resulting from our capacity expansion for Xueersi Peiyou.”

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (mobile) or ygao@stblaw.com.

Sincerely,
TAL Education Group

/s/ Alex Peng
Alex Peng
Chief Financial Officer

cc:	Yi Gao
Simpson Thacher & Bartlett

Wei Zhang
Deloitte Touche Tohmatsu Certified Public Accountants LLP